Exhibit 99.1

Top KingWin Ltd Announces Pricing of Initial Public Offering

GUANGZHOU, China, April 17, 2023 /PRNewswire/ -- Top KingWin Ltd (“Top KingWin” or the “Company”) (Nasdaq: TCJH), a provider of capital market related education and support services, as well as advisory and transaction services in China, today announced the pricing of its initial public offering of 2,750,000 Class A ordinary shares at a public offering price of $4.00 per share for total gross proceeds of approximately $11 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company. The offering is being conducted on a firm commitment basis. The Class A ordinary shares are expected to commence trading on The Nasdaq Capital Market under the ticker symbol “TCJH” on April 18, 2023.

The Company has granted the underwriter a 45-day option to purchase up to an additional 412,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The offering is expected to close on April 20, 2023, subject to customary closing conditions.

The Company intends to use the net proceeds from the offering for: i) personnel training and recruitment of talented personnel; ii) system improvement, building online platforms for future online courses; iii) enhancement of brand recognition through multi-channel marketing; iv) mergers and acquisitions within the industry; and v) general corporate purposes and working capital.

Univest Securities, LLC is acting as book runner for the offering. Pacific Century Securities, LLC and AC Sunshine Securities LLC are acting as co-managers for the offering. Robinson & Cole LLP is acting as U.S. counsel to the Company. Olshan Frome Wolosky LLP is acting as U.S. counsel to the underwriters. Jingtian & Gongcheng is acting as PRC counsel to the Company.

A registration statement on Form F-1, as amended (File No.333-269290), relating to the offering was filed with the Securities and Exchange Commission (“SEC”) by the Company and declared effective by the SEC on March 29, 2023. The offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.  Electronic copies of the final prospectus related to the offering may be obtained, when available, from Univest Securities, LLC, by standard mail to Univest Securities, LLC, 75 Rockefeller Plaza Suite 1838, New York, NY 10019, or by email at info@univest.us.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Top KingWin Ltd

Top KingWin’s main clients are entrepreneurs and executives in small and medium-sized enterprises in China. Services provided by Top KingWin to its clients including (i) corporate business training services, which mainly focus on providing training services of advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on providing a combination of customized corporate consulting services to fulfill client’s unique financial needs, and (iii) advisory and transaction services, which mainly focus on connecting entrepreneurs and businesses with diversified sources of capital. Its mission is to provide comprehensive services to address clients’ needs throughout all phases of their development and growth.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, the offer and sale of shares, the terms of the Company’s proposed offering, the intent, belief or current expectations of Top KingWin and members of its management, as well as the assumptions on which such statements are based. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:
Sherry Zheng
Weitian Group LLC
Phone: 718-213-7386
Email: shunyu.zheng@weitian-ir.com

Underwriter Inquiries:
Univest Securities, LLC
Edric Guo, Chief Executive Officer
75 Rockefeller Plaza, Suite 1838
New York, NY 10019
Phone: (212) 343-8888
Email: info@univest.us

SOURCE Top Kingwin Ltd